Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Hooker Furniture Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-128942) on Form S-8 of Hooker Furniture Corporation of our reports dated April 17, 2015, with respect to the consolidated balance sheets of Hooker Furniture Corporation as of February 1, 2015 and February 2, 2014, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended February 1, 2015, and the effectiveness of internal control over financial reporting as of February 1, 2015, which reports appear in the February 1, 2015 annual report on Form 10-K of Hooker Furniture Corporation.

/s/KPMG LLP

Charlotte, North Carolina
April 17, 2015